Exhibit 99.1

Acorn Reports Third Quarter 2007 Financial Results

(Shanghai, China; 28 November 2007) Acorn International, (NYSE: ATV), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, announced its third quarter results for the three months ended September 30, 2007.

Highlights for Third Quarter 2007:

•	Net revenues were $73.2 million, an increase of 21.5% compared to $60.3 million in the third quarter of 2006.

•	Gross margin was 50.3%, compared to 64.8% in the same period of 2006.

•

Income from operations was $1.0 million, an increase of 59.9% compared to $0.6 million in the third quarter of 2006. Excluding share-based compensation expenses (non-GAAP), income from operations was $2.6 million, down 41.6% from $4.4 million in the third quarter of 2006.

•

Operating margin was 1.3%, compared to 1.0% in the third quarter of 2006. Excluding share-based compensation expenses (non-GAAP), operating margin was 3.5%, compared to 7.3% in the third quarter of 2006.

•

Net income was $4.5 million (including investment gain of $3.8 million), an increase of 563.7% from $0.7 million (including investment loss of $22,708) in the third quarter of 2006. Excluding share-based compensation expenses (non-GAAP), net income was $6.1 million, up 36.6% from $4.5 million in the same period of 2006.

•

For the three months ended September 30, 2007, diluted income per ordinary share and diluted income per ADS were $0.04 and $0.13, respectively. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share and diluted income per ADS were $0.06 and $0.18, respectively.

•	Share-based compensation expenses were $1.6 million, compared to $3.8 million in the third quarter of 2006.

“Due to heightened competition in the mobile handset and Ozing electronic learning product categories, we did not achieve the expected growth in our operating income in this past quarter,” said James Hu, Chairman and CEO of Acorn International. “Nevertheless, we have made a number of strategic and operational changes to address these issues, including adjusting our product mix on TV and implementing a new pricing and distribution strategy for Ozing. We are also happy to see the continued strong sales growth of CPS, our branded stock tracking software product. We believe that our overall business remains strong, and by making the changes that we did, we will be able to overcome the temporary setbacks and remain a long term leader in TV direct sales in China.

Business Highlights for the Third Quarter of 2007:

•

The Company’s branded CPS stock tracking software continues to show strong momentum, benefiting from a strong stock market in China. Revenues in the third quarter reached $5.6 million, increasing 266.6% from $1.5 million in the same period last year. The deferred revenue balance as of September 30, 2007 reached $14.5 million, compared to $4.1 million as of September 30, 2006 and $9.3 million as of June 30, 2007. Total paying subscribers also reached a new high of over 135,000 as of September 30, 2007, with over 50,000 new annual subscriptions added during the third quarter of 2007. The renewal rate for CPS has been running at over 85% with our annual renewal fees typically at around RMB 720.0 (or $97.3).

•

The Company expanded its continuity product portfolio by introducing two lines of cosmetics products in the third quarter. Aoya, which is a line of color cosmetics, and CMM, which is a line of skincare cosmetics, have both shown satisfactory results during their initial product launch.

•

The ratio of gross profit to advertising expenses[1], also referred to as the “media profit ratio,” reached 1.80 compared to 1.57 in the same period last year. Media profitability continues to benefit from sales commissions received from and advertising costs shared by joint sales partners.

Third Quarter Financial Results:

For the third quarter of 2007, total net revenues were $73.2 million, a 21.5% increase compared with $60.3 million in the third quarter of 2006. The year-over-year increase in sales was driven largely by the strong growth in mobile handset business through Acorn’s direct sales platform. Sales in the third quarter of 2006, particularly distribution sales, were adversely impacted by PRC government restrictions, which are still in effect and prohibited Acorn from running TV direct sales programs promoting certain products- including the Company’s Zehom neck massager product line- and were also affected by adverse product publicity regarding, in particular, electronic learning devices.

Direct sales net revenues were $44.4 million, up 55.9% from the third quarter of 2006. The increase is mainly attributed to growth in mobile handset sales. Direct sales net revenues for the third quarter of 2007 and 2006 also include $1.3 million and $0.5 million, respectively, in marketing service revenues.

Distribution net revenues reached $28.9 million, down 9.3% from $31.8 million in the third quarter of 2006, primarily because of a decline in sales in the Company’s Ozing products due to increasing competition in the ELP (electronic learning product) market.

[1]	In any period, the ratio of gross profit to advertising expenses will be impacted by (i) the allocation of total advertising expenditures during the period between the cost of revenue, in connection with marketing service arrangements, and advertising expenses and (ii) sales commissions received from and advertising costs shared by joint sales partners in the period in connection with our joint sales arrangements.

The table below summarizes gross revenues from the three best-selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Three Months Ended September 30, 2007
(in US dollars)
Direct sales
Mobile handsets	22,906,030
Posture correction product (Babaka)	4,497,313
Collectibles	4,164,999

Distribution sales
Electronic learning product (Ozing)	16,547,026
Electronic dictionary (Mingren)	3,963,443
Stock tracking software (CPS)	3,838,236

Total direct and distribution sales
Mobile handsets	23,357,570
Electronic learning product (Ozing)	20,457,976
Posture correction product (Babaka)	6,454,542

Cost of sales in the third quarter of 2007 was $36.4 million, an increase of 71.7% from $21.2 million in the third quarter of 2006. The increase in cost of sales was primarily driven by the larger scale of the business, and higher sales of mobile handset products which in general have higher product costs. Total cost of sales for the third quarter of 2007 and 2006 also reflects a reduction of $0.6 million and $3.2 million, respectively, in sales commissions received based on product sales through Acorn’s joint sales partners’ own distribution channels in connection with the Company’s joint sales arrangements.

Gross profit in the third quarter of 2007 was $36.8 million, a decrease of 5.7% compared to $39.1 million in the third quarter of 2006. Gross margin was 50.3% in the third quarter of 2007, down from 64.8% in the third quarter of 2006.

Gross profit from direct sales for the third quarter of 2007 increased 14.1% to $24.1 million from $21.2 million in the same period last year. Gross margin for direct sales for the third quarter of 2007 was 54.4%, a decrease from 74.3% in the third quarter of 2006. The decline in gross margin was largely due to greater contribution to total revenues from lower margin mobile handset products.

Gross profit from distribution sales in the third quarter of 2007 was $12.7 million, a decrease of 29.1% from $17.9 million in the third quarter of 2006. Gross margin for distribution sales for the third quarter of 2007 was 44.1%, down from 56.4% in the same period last year. The decline in gross margin was largely attributed to the significant cost increase compared to the third quarter of 2006 in flash memory, which is a key component for Ozing, as well as the higher discounts offered to the Company’s distributors as a part of an aggressive incentive plan used in the third quarter of 2007.

Advertising expenses were $20.5 million for the third quarter of 2007 compared to $24.9 million in the third quarter of 2006. The year-over-year reduction in advertising expenses for the third quarter reflects a decrease in brand advertising for the Company’s distribution business, as well as an increase in the direct sales advertising costs shared by joint sales partners. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 1.80 in the third quarter of 2007, an increase compared with 1.57 in the third quarter of 2006, but a decrease from 2.02 in the second quarter of 2007.

Other selling and marketing expenses increased to $9.5 million for the third quarter of 2007 compared to $5.8 million in the third quarter of 2006, a 63.5% year-over-year increase. The increase is primarily attributed to the growth in direct sales and reflects increased expenditures in advertising production, deliveries, and salaries and commissions for call center personnel.

General and administrative expenses were $7.3 million in the third quarter of 2007, which was a 15.3% decrease from $8.6 million in the third quarter of 2006 and primarily reflects a reduction in stock-based compensation expenses in the third quarter of 2007.

Other operating income, net, was $1.4 million for the third quarter of 2007, up 74.6% year-over-year compared to $0.8 million in the third quarter of 2006. Other operating income, net, included $1.1 million and $0.7 million in government subsidies for the third quarter of 2007 and 2006, respectively.

Income from operations for the third quarter was $1.0 million, compared to $0.6 million in the third quarter of 2006. Operating margin for the third quarter of 2007 was 1.3%, compared to 1.0% in the third quarter of 2006.

Share-based compensation expenses for the third quarter of 2007 were $1.6 million, which compares to $3.8 million for the third quarter of 2006.

Excluding share-based compensation expenses (non-GAAP), income from operations for the third quarter of 2007 was $2.6 million, compared to $4.4 million in the same period of 2006. Excluding share-based compensation expenses (non-GAAP), operating margin for the third quarter of 2007 was 3.5%, a decrease from 7.3% in the same period last year.

Net income for the third quarter of 2007 reached $4.5 million (including $3.8 million in investment income), an increase of 563.7% from $0.7 million (including a $22,708 investment loss) in the third quarter of 2006. Net income excluding share-based compensation expenses (non-GAAP) for the third quarter of 2007 reached $6.1 million, up 36.6% compared to $4.5 million in the same period last year. Diluted income per ordinary share was $0.04 for the quarter. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share was $0.06 for the quarter.

As of September 30, 2007, cash and cash equivalents were $160.5 million, compared to $155.5 million as of June 30, 2007. Net accounts receivable decreased from $29.9 million as of June 30, 2007 to $24.5 million as of September 30, 2007, primarily as a result of decreased direct sales.

Other Update:

In September 2007, Acorn executed a purchase agreement to acquire two floors (approximately 3,900 square meters) of a building located on Tianlin Road, Shanghai for office space. The total purchase price was RMB 51.5 million (or $6.9 million).

Business Outlook:

“Despite the challenges faced in the third quarter, we view the slowdown as temporary as we have implemented changes to address these issues,” added James Hu, Chairman and CEO of Acorn International. “On the direct sales side, we adjusted our product mix to reduce the TV placement of overly competitive mobile handsets and increased the marketing of higher margin products such as cosmetics and collectibles. In distribution, we assessed the competitive landscape in the ELP market and have devised a new pricing and distribution strategy for Ozing to improve our overall competitive position. The cost of flash memory has also declined significantly since September 2007, which will help improve the gross margin on our Ozing product beginning in the fourth quarter. In the fourth quarter, we also plan to continue to strengthen our long term partnerships with established domestic handset manufacturers such as Gionee, Konka and Amoi on the promotion of mobile handsets and with China Unicom to expand its marketing of CDMA cell phones and related services on our direct sales platform. Lastly, the strong earnings growth in the CPS product line will continue to enhance our overall financial performance by contributing an increasingly large proportion of our net income in the coming quarters.”

Thus, for our full year 2007 outlook, the Company is maintaining its guidance. Management expects to achieve:

•	Net revenues of $240 million to $265 million

•	Net income, excluding share-based compensation expenses, of $24 million to $26 million

“We believe Acorn will remain a leader in the space as we overcome some short-term obstacles and continue to reinvent ourselves in this marketplace,” concluded James Hu, Chairman and CEO of Acorn International. “The long term relationships we have fostered with companies such as Gionee and China Unicom serve as examples of the kind of trust and acceptance that the business community in China has for our powerful marketing and distribution platform. We believe similar successes can and will be replicated for more companies across other industries and sectors in China.”

These estimates are subject to change. Also, the Company reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

Acorn’s management will hold its third quarter 2007 earnings conference call at 8:00 am Eastern Time on November 28, 2007 (9:00 pm Beijing Time) to review the Company’s third quarter results.

To access the live teleconference, please dial:

•	1-877-847-0047 (U.S. Toll Free), or

•	+852-3006-8101 (international),

•	+800-876-5011 (China Toll Free)

Passcode: ATVCALL

Please dial in approximately 10 minutes before the scheduled call time.

A replay of the conference call will be available through 10:00pm, Monday, December 07, 2007 Eastern Time by dialing 1-877-847-0047 (international callers use +852-3006-8101) and entering the passcode: 670263. A live and archived webcast of the call will be available on the Company’s website at http://www.chinadrtv.com.

About Acorn

Acorn is a leading integrated multi-platform marketing company in China, operating China’s largest TV direct sales business in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, outbound telemarketing center and an ecommerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties.

For more information, please visit http://www.chinadrtv.com.

Use of Non-GAAP Financial Measures

Acorn has reported for the third quarter of 2006 and 2007 income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis, all excluding share-based compensation expenses. Acorn believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Acorn’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Acorn’s underlying business performance and operating trends and Acorn expects to report income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the following reconciliation of GAAP results with non-GAAP results for the three months ended September 30, 2006 and 2007, respectively.

The table below sets forth the reconciliation of non-GAAP measures to GAAP measures for the indicated periods:

ACORN INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in US dollars)

	Three Months Ended September 30,
	2006	2007
GAAP net revenues	60,284,806	73,232,154
GAAP income from operations	596,882	954,491
GAAP operating margin	1.0%	1.3%
Share-based compensation expenses	3,777,114	1,601,713
Non-GAAP income from operations	4,373,996	2,556,204
Non-GAAP operating margin	7.3%	3.5%

GAAP net income	674,856	4,478,682
GAAP income per ordinary share – basic	0.01	0.05
GAAP income per ordinary share – diluted	0.01	0.04
Share-based compensation expenses	3,777,114	1,601,713
Non-GAAP net income	4,451,970	6,080,395
Non-GAAP income per ordinary share – basic	0.06	0.07
Non-GAAP income per ordinary share – diluted	0.06	0.06

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2007 and continued market leadership; expectations regarding the mobile handset and ELP markets; Acorn’s operational changes and other efforts to improve sales and profitability in its product markets and channels and address related issues; expectations regarding flash memory pricing; planned product introductions (including cosmetic products); the anticipated benefits of its arrangements/relationships with companies such as Gionee, Konka, Amoi and China Unicom; and Acorn’s general ability to identify and source innovative new products for marketing and promotion through its multiple sales channels. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; our reliance on and ability to effectively manage our nationwide distribution network; potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on May 2, 2007. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 14 of our prospectus. Our actual results of operations for the third quarter of 2007 and anticipated results for 2007, respectively, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
Revenues:
Direct sales, net	28,473,838	44,379,763	78,196,817	141,975,888
Distribution sales, net	31,810,968	28,852,391	79,775,357	62,560,334

Total revenues, net	60,284,806	73,232,154	157,972,174	204,536,222

Cost of revenues:
Direct sales	7,323,328	20,250,495	23,181,715	65,372,533
Distribution sales	13,871,522	16,135,353	36,974,516	31,607,962

Total cost of revenues	21,194,850	36,385,848	60,156,231	96,980,495

Gross profit	39,089,956	36,846,306	97,815,943	107,555,727

Operating income (expenses):
Advertising expenses	(24,866,204)	(20,490,949)	(61,446,120)	(56,251,585)
Other selling and marketing expenses	(5,825,203)	(9,522,664)	(15,285,622)	(23,033,980)
General and administrative expenses	(8,613,244)	(7,295,581)	(18,535,182)	(21,395,341)
Other operating income, net	811,577	1,417,379	2,269,436	3,599,827

Total operating expenses	(38,493,074)	(35,891,815)	(92,997,488)	(97,081,079)

Income from operations	596,882	954,491	4,818,455	10,474,648

Other income (expenses):
Interest expenses	(3,589)	—	(10,679)	(320)
Other income, net	179,961	5,283,764	709,934	11,453,458

Total other income	176,372	5,283,764	699,255	11,453,138

Income before income taxes and minority interest	773,254	6,238,255	5,517,710	21,927,786

Income tax expenses (benefits):
Current	—	255,015	51,819	1,333,526
Deferred	(50,660)	(587,470)	(39,083)	(842,619)
Taxes refund	—	—	(768,290)	—

Total income tax expenses (benefits)	(50,660)	(332,455)	(755,554)	490,907

Net income after income taxes and before minority interest	823,914	6,570,710	6,273,264	21,436,879
Minority interest	(149,058)	(2,092,028)	(86,304)	(3,530,375)

Net income	674,856	4,478,682	6,186,960	17,906,504
Deemed dividend on Series A convertible redeemable preference shares	(40,350)	—	(121,050)	(53,800)

Income attributable to holders of ordinary shares	634,506	4,478,682	6,065,910	17,852,704

Income per share
- Basic	0.01	0.05	0.09	0.25

- Diluted	0.01	0.04	0.08	0.20

Income per ADS
- Basic	—	0.14	—	0.74

- Diluted	—	0.13	—	0.60

Shares used in calculating basic income per share	69,571,364	93,137,686	69,571,364	72,594,922

Shares used in calculating diluted income per share	53,020,850	100,533,454	54,156,741	89,190,697

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2006	June 30, 2007	September 30, 2007
Assets
Current assets:
Cash and cash equivalents	40,744,405	155,452,025	160,483,266
Restricted cash	449,830	415,271	338,180
Short-term investments	3,302,384	19,252,765	38,031,730
Accounts receivable, net	11,714,838	29,850,447	24,538,890
Inventory	7,814,702	12,634,076	15,450,515
Prepaid advertising expenses	25,383,550	23,197,355	19,614,557
Other prepaid expenses and current assets	10,666,652	7,652,593	10,692,302
Deferred tax assets	225,039	403,839	914,427

Total current assets	100,301,400	248,858,371	270,063,867

Property and equipment, net	5,157,156	5,477,731	6,300,919
Acquired intangible assets, net	5,101,567	4,866,677	4,906,566
Goodwill	7,571,865	7,571,865	7,571,865
Other long-term assets	567,338	531,762	813,493

Total assets	118,699,326	267,306,406	289,656,710

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Accounts payable	3,683,573	5,640,959	12,865,500
Accrued expenses and other current liabilities	7,124,807	9,495,782	10,244,092
Notes payable	—	272,471	—
Income taxes payable	181,606	609,220	332,170
Deferred revenue	4,193,295	9,283,479	14,476,895

Total current liabilities	15,183,281	25,301,911	37,918,657

Total liabilities	15,183,281	25,301,911	37,918,657

Minority interest	1,437,796	3,362,382	5,511,755

Mezzanine equity:
Series A convertible redeemable preferred shares	31,995,699	—	—
Series A-1 convertible redeemable preferred shares	18,865,724	—	—
Shareholders’ equity:
Ordinary shares	489,794	931,364	932,580
Additional paid-in capital	35,902,165	198,389,262	200,452,382
Subscription receivable	(9,289,478)	—	—
Retained earnings	21,084,593	34,458,615	38,937,297
Accumulated other comprehensive income	3,029,752	4,862,872	5,904,039

Total shareholders’ equity	51,216,826	238,642,113	246,226,298

Total liabilities, mezzanine equity and shareholders’ equity	118,699,326	267,306,406	289,656,710

For further information, please contact:

Chen Fu
Director of Investor Relations
Acorn International
Tel: +86 21 5151 8888 (ext.2228)
Email: ir@chinadrtv.com

Roger Hu	Christopher Gustafson
Christensen	Christensen
Tel: +852 2117-0861	Tel: +1 480 614 3021
Email: rhu@ChristensenIR.com	Email: cgus@ChristensenIR.com